Exhibit 16.1
November 28, 2007

Securities and Exchange Commission
100 F Street, NE
Washington , D.C. 20549

We have read the statements made by EPAZZ, Inc. in its Form SB-2A registration statement under the heading “Changes In and Disagreements With Accountants on Accounting and Financial Matters.” We agree with such statements made insofar as they relate to our firm, except as follows:

We were not notified by Epazz of their decision to terminate our relationship until November 26, 2007.  We were not even aware of their last Form SB-2/A filing made on September 24, 2007, nor did we get a chance to review it prior to filing and we did not approve of that filing.  We were not requested by their new auditors to furnish any workpapers pertaining to our 2005 or 2006 audits nor did we furnish them anything.

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas